THE LAW OFFICES OF BRYANT "TREY' ROBINSON, III, ESQ.

211 MALCOLM STREET

HENDERSON, NV 89074

240.472-4916

November 9, 2026

Via Email

Mr. Doug Haloftis, Esq.
General Counsel
Intrusion Inc.
101 East Park Boulevard, Suite 1200
Plano, Texas 75074

Re: Conversion to Schedule 13D and Matters Requiring Immediate Attention by the Board of Directors (the "Board") of Intrusion, Inc. (the "Company").

Mr. Haloftis:

TGCB (together with its affiliates) beneficially owns 2,373,134 shares of the Company's common stock, representing approximately 9% of the outstanding shares based on recent public filings that show roughly 25–27 million shares outstanding. TGCB has decided to amend its Schedule 13G to a Schedule 13D. This letter is intended to give the Board a brief opportunity to address the issues below before that filing is made public.

The Company's public record shows a persistent pattern of value destruction that the Board has failed to correct. Such actions include, without limitation:

• Multi-year operating losses and a cash burn that has required repeated dilutive financings.

• The August 2026 warrant inducement, under which holders exercised 1,660,954 existing warrants at a temporarily reduced price of $0.795 and the Company issued an equal number of new five-year warrants with a $0.67 exercise price. This transaction created a large, low-priced warrant overhang that continues to depress the stock price and impairs the Company's ability to regain and maintain compliance with Nasdaq's $1.00 minimum bid-price requirement. The Company has already received a second 180-day extension (through May 3, 2027) after failing to cure the deficiency in the initial compliance period.

• Repeated public statements and guidance regarding the path to profitability or improved financial performance that have not been met.

• Current liquidity constraints, going-concern language in the filings, and operating expenses that have remained vastly dis-proportionate relative to incoming revenue, raising questions about cost discipline and, in certain periods, the classification of costs between cost of revenue and operating expenses.

• The Mutual Non-Renewal and Negotiation Agreement disclosed in September 2026, under which Mr. Scott's employment agreement will not automatically renew on November 15, 2026, while negotiations for a new agreement continue.

In light of this record, TGCB intends to disclose in Item 4 of the Schedule 13D that it believes the Board should act promptly as follows:

1. Decline to enter into a new employment agreement with Mr. Scott, the current CEO, on terms that continue the status quo, and instead initiate an orderly CEO succession process.

2. Reconstitute the Board to add directors with demonstrated public-company operating, financial, and capital-markets experience who are independent of the current management team.

3. Implement immediate and material reductions in operating expenses aligned with current revenue levels.

4. Establish a clear policy restricting highly dilutive equity issuances and warrant inducements absent a fully disclosed, value-accretive use of proceeds and Board-level review, with particular attention to avoiding further low-priced warrant overhang that jeopardizes Nasdaq compliance.

5. Commission an independent review of historical gross margin recordation and expense classification.

TGCB requests a substantive response from the Board, through counsel or the Chairman, no later than 5:00 p.m. Central Time on November 11, 2026. Absent meaningful engagement that addresses the detailed points above, TGCB will file the Schedule 13D on or before the Company's earnings release and call, scheduled for November 12. Any private discussions will not delay the filing obligation.

TGCB remains open to a constructive discussion, focused on restoring shareholder value. Please direct any response to me at the following email address: treyrob06@gmail.com.

Respectfully,

s// Trey Robinson

Bryant "Trey" Robinson, III, Esq.
Outside Corporate Counsel

cc: Anthony J. LeVecchio, Chairman of the Board
Anthony E. Scott, President and CEO
Katrinka B. McCallum
Dion P. Hinchcliffe
Gregory K. Wilson